UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

Information to be Included in Statements Filed
Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
Filed Pursuant to Rule 13d-2(b)

(Amendment No. 3)*

Barrier Therapeutics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

06850R108
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☒ Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 pages

1.		Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
J.P. Morgan Partners (BHCA), L.P.
13-3371826

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
.		(b) ☐

3.		SEC Use Only

4.		Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
1,953,169 shares of Common Stock (includes 1,233,385 shares held in voting trust, the trustee of which has the voting power over such shares and options to purchase 10,000 shares)

	6.	Shared Voting Power

	7.	Sole Dispositive Power
1,953,169 shares of Common Stock (includes 1,233,385 shares held in voting trust, the trustee of which has the voting power over such shares and options to purchase 10,000 shares)

	8.	Shared Dispositive Power

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
1,953,169 shares of Common Stock (includes 1,233,385 shares held in voting trust, the trustee of which has the voting power over such shares and options to purchase 10,000 shares)

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.		Percent of Class Represented by Amount in Row (9)
5.6%

12.		Type of Reporting Person (See Instructions)
PN

Page 2 of 17 pages

1.		Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
J.P. Morgan Partners Global Investors, L.P.
13-4197054

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
.		(b) ☐

3.		SEC Use Only

4.		Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
332,807 Shares of Common Stock

	6.	Shared Voting Power

	7.	Sole Dispositive Power
332,807 Shares of Common Stock

	8.	Shared Dispositive Power

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
332,807 Shares of Common Stock

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.		Percent of Class Represented by Amount in Row (9)
.9%

12.		Type of Reporting Person (See Instructions)
PN

Page 3 of 17 pages

1.		Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
J.P. Morgan Partners Global Investors A, L.P.
26-0032493

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
.		(b) ☐

3.		SEC Use Only

4.		Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
46,312 Shares of Common Stock

	6.	Shared Voting Power

	7.	Sole Dispositive Power
46,312 Shares of Common Stock

	8.	Shared Dispositive Power

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
46,312 Shares of Common Stock

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.		Percent of Class Represented by Amount in Row (9)
.1%

12.		Type of Reporting Person (See Instructions)
PN

Page 4 of 17 pages

1.		Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
J.P. Morgan Partners Global Investors (Cayman), L.P.
13-4197057

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
.		(b) ☐

3.		SEC Use Only

4.		Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
168,617 Shares of Common Stock

	6.	Shared Voting Power

	7.	Sole Dispositive Power
168,617 Shares of Common Stock

	8.	Shared Dispositive Power

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
168,617 Shares of Common Stock

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.		Percent of Class Represented by Amount in Row (9)
.4%

12.		Type of Reporting Person (See Instructions)
PN

Page 5 of 17 pages

1.		Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
J.P. Morgan Partners Global Investors (Cayman) II, L.P.
26-0005546

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
.		(b) ☐

3.		SEC Use Only

4.		Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
18,801 Shares of Common Stock

	6.	Shared Voting Power

	7.	Sole Dispositive Power
18,801 Shares of Common Stock

	8.	Shared Dispositive Power

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
18,801 Shares of Common Stock

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.		Percent of Class Represented by Amount in Row (9)
.05%

12.		Type of Reporting Person (See Instructions)
PN

Page 6 of 17 pages

1.		Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
J.P. Morgan Partners Global Investors (Selldown), L.P.
56-2489868

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
.		(b) ☐

3.		SEC Use Only

4.		Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
147,134 Shares of Common Stock (includes 62,546 shares held in a voting trust, the trustee of which has the voting power over such shares)

	6.	Shared Voting Power

	7.	Sole Dispositive Power
147,134 Shares of Common Stock (includes 62,546 shares held in a voting trust, the trustee of which has the voting power over such shares)

	8.	Shared Dispositive Power

9.		Aggregate Amount Beneficially Owned by Each Reporting Person
147,134 Shares of Common Stock (includes 62,546 shares held in a voting trust, the trustee of which has the voting power over such shares)

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.		Percent of Class Represented by Amount in Row (9)
.4%

12.		Type of Reporting Person (See Instructions)
PN

Page 7 of 17 pages

Item 1.

	(a)	Name of Issuer:

Barrier Therapeutics, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

600 College Road East
Suite 3200
Princeton, NJ 08540

Item 2.

	(a)	Name of Person Filing:

J.P. Morgan Partners (BHCA), L.P. (“JPMP (BHCA)”)
J.P. Morgan Partners Global Investors, L.P. (“JPMP Global”)
J.P. Morgan Partners Global Investors A, L.P. (“JPMP Global A”)
J.P. Morgan Partners Global Investors (Cayman), L.P. (“JPMP Cayman”)
J.P. Morgan Partners Global Investors (Cayman) II, L.P. (“JPMP Cayman II”)
J.P. Morgan Partners Global Investors (Selldown) III, L.P. (“JPMP Selldown”)

Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 1 attached hereto.

Address of Principal Business Office or, if none, Residence:

c/o J.P. Morgan Partners, LLC
270 Park Avenue
New York, New York 10017

See also supplemental information relating to principal business office is included in Exhibit 1 attached hereto.

	(b)	Citizenship:

JPMP (BHCA) : Delaware
JPMP Global : Delaware
JPMP Global A : Delaware
JPMP Cayman : Cayman Islands
JPMP Cayman II : Cayman Islands
JPMP Selldown : Delaware

	(c)	Title of Class of Securities (of Issuer):

Common Stock

	(d)	CUSIP Number:

2677606

Item 3. If this statement is filed pursuant to §§ 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 8 of 17 pages

Item 4. Ownership

(a)		Amount Beneficially Owned

	JPMP (BHCA):	1,953,169 (includes 1,233,385 shares held in a voting trust, the
		trustee of which has the voting power of such shares and options to purchase 10,000 shares)
	JPMP Global:	332,807
	JPMP Global A:	46,312
	JPMP Cayman:	168,617
	JPMP Cayman II:	18,801
	JPMP Selldown:	147,134 (includes 62,546 shares held in a voting trust, the
		trustee of which has the voting power over such shares)

(b)	Percent of Class:

	JPMP (BHCA):		5.6% (as of December 31, 2007)
	JPMP Global:		.9% (as of December 31, 2007)
	JPMP Global A:		.1% (as of December 31, 2007)
	JPMP Cayman:		.4% (as of December 31, 2007)
	JPMP Cayman II:		.05% (as of December 31, 2007)
	JPMP Selldown		.4% (as of December 31, 2007)

(c)	Number of shares as to which such person has:

	(i)	JPMP (BHCA):	1,953,169 (includes 1,233,385 shares held in a voting trust, the
			trustee of which has the voting power of such shares and options to purchase 10,000 shares)
		JPMP Global:	332,807
		JPMP Global A:	46,312
		JPMP Cayman:	168,617
		JPMP Cayman II:	18,801
		JPMP Selldown:	147,134 (includes 62,546 shares held in a voting trust, the
			trustee of which has the voting power over such shares)

	(ii)	Not applicable

	(iii)	JPMP (BHCA):	1,953,169 (includes 1,233,385 shares held in a voting trust, the
			trustee of which has the voting power of such shares and options to purchase 10,000 shares)
		JPMP Global:	332,807
		JPMP Global A:	46,312
		JPMP Cayman:	168,617
		JPMP Cayman II:	18,801
		JPMP Selldown:	147,134 (includes 62,546 shares held in a voting trust, the
			trustee of which has the voting power over such shares)

	(iv)	Not applicable

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Page 9 of 17 pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

Page 10 of 17 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008

J.P. MORGAN PARTNERS (BHCA), L.P.

By: JPMP Master Fund Manager, L.P.,
its General Partner

By: JPMP Capital Corp.,
its General Partner

By: /c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS, L.P.

By: JPMP Global Investors, L.P.,
its General Partner

By: JPMP Capital Corp.,
its General Partner

By: /c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS A, L.P.

By: JPMP Global Investors, L.P.,
its General Partner

By: JPMP Capital Corp.,
its General Partner

By: /c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

Page 11 of 17 pages

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (CAYMAN), L.P.

By: JPMP Global Investors, L.P.,
its General Partner

By: JPMP Capital Corp.,
its General Partner

By: /c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (CAYMAN) II, L.P.

By: JPMP Global Investors, L.P.,
its General Partner

By: JPMP Capital Corp.,
its General Partner

By: /c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (SELLDOWN), L.P.

By: JPMP Global Investors, L.P.,
its General Partner

By: JPMP Capital Corp.,
its General Partner

By: /c/ John. C. Wilmot
Name: John C. Wilmot
Title: Managing Director

Page 12 of 17 pages

EXHIBIT 1

Item 2. Identity and Background.

     This statement is being filed by J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as “JPMP (BHCA)”), whose principal business office is located 270 Park Avenue, New York, New York 10017. JPMP (BHCA) is engaged in the venture capital, private equity and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as “JPMP Master Fund”), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. As general partner of JPMP (BHCA), JPMP Master Fund may be deemed to beneficially own the shares held by JPMP (BHCA).

     This statement is also being filed by J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership (“JPMP Global”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors A, L.P., a Delaware limited partnership (“JPMP Global A”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors (Cayman) II, L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman II”), whose principal place of business is located at the same address as JPMP (BHCA), and J.P. Morgan Partners Global Investors (Selldown), L.P. (“JPMP Selldown” and collectively with JPMP Global, JPMP Global A, JPMP Cayman and JPMP Cayman II the “Global Fund Entities”), a Delaware limited partnership, whose principal place of business is located at the same address as JPMP (BHCA). Each of the Global Fund Entities is also engaged in the venture capital, private equity and leveraged buyout business. The general partner of each of the Global Fund Entities is JPMP Global Investors, L.P., a Delaware limited partnership (“JPMP Investors”), whose principal place of business is located at the same address as JPMP (BHCA). JPMP Investors is engaged indirectly in the venture capital, private equity and leveraged buyout business as general partner of each of the Global Fund Entities. As general partner of each of the Global Fund Entities, JPMP Investors may be deemed to benefically own the shares held by the Global Fund Entities.

     The general partner of each of JPMP Master Fund and JPMP Investors, L.P. is JPMP Capital Corp., a New York corporation (hereinafter referred to as “JPMP Capital Corp.”), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp. As the general partner of each of JPMP Master Fund and JPMP Investors, JPMP Capital Corp. may be deemed to benefically own the shares held by JPMP (BHCA) and the Global Fund Entities.

     JPMP Capital is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as “JPMorgan Chase”) which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

Page 13 of 17 pages

SCHEDULE A

JPMP CAPITAL CORP.

Executive Officers (1)

President	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director
and Treasurer	Phillip Renshaw-Lewis*
Vice President	William T. Williams Jr*
Vice President and Assistant Secretary	Judah Shechter*
Vice President and Assistant Secretary	Elizabeth De Guzman*

Directors (1) Ina R. Drew* John C. Wilmot*

      (1) Each of whom is a United States citizen except for Ana Capella Gomez-Acebo who is a citizen of Spain.

     * Principal occupation is employee and/or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017

Page 14 of 17 pages

SCHEDULE 13G
Issuer: Barrier Therapeutics, Inc.	CUSIP No.: 06850R108

SCHEDULE B

JPMORGAN CHASE & CO.

Executive Officers(1)

President and Chief Executive Officer	James Dimon*
Chief Administrative Officer	Frank Bisignano*
Co-Chief Executive Officer, Investment Bank	Steven D. Black*
Chief Financial Officer	Michael J. Cavanagh*
Director of Human Resources	John F. Bradley*
Chief Investment Officer	Ina R. Drew*
Head, Commercial Banking	Samuel Todd Maclin*
Head, Strategy and Business Development	Jay Mandelbaum*
Chief Executive Officer, Treasury &
Securities Services	Heidi Miller*
Head, Retail Financial Services	Charles W. Scharf*
Chief Executive Officer, Card Services	Gordon A. Smith*
Global Head, Asset & Wealth Management	James E. Staley*
Co-Chief Executive Officer, Investment Bank	William T. Winters*
General Counsel	Stephen M. Cutler*
Chief Risk Officer	Barry L. Zubrow*

------------------------

      (1) Each of whom is a United States citizen.

      * Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Page 15 of 17 pages

SCHEDULE 13G
Issuer: Barrier Therapeutics, Inc.	CUSIP No.: 06850R108

Directors (1)

Name	Principal Occupation or Employment;
Business or Residence Address

Crandall C. Bowles	Chairman and Chief Executive Officer
Spring Global US, Inc.
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
Stephen B. Burke	President
Comcast Cable Communications, Inc.
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
James S. Crown	President
Henry Crown and Company
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
David M. Cote	Chairman and Chief Executive Officer
Honeywell International Inc.
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
James Dimon	Chief Executive Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
Ellen V. Futter	President and Trustee
American Museum of Natural History
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
William H. Gray, III	Retired President and Chief Executive Officer
The College Fund/UNCF
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer
Clear Creek Properties, Inc.
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
Lee R. Raymond	Chairman of the Board and Chief Executive Officer
Exxon Mobil Corporation
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017

Page 16 of 17 pages

SCHEDULE 13G
Issuer: Barrier Therapeutics, Inc.	CUSIP No.: 06850R108

Name	Principal Occupation or Employment;
Business or Residence Address
Robert I. Lipp	Chairman
The St. Paul Travelers Companies, Inc.
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
David C. Novak	Chairman and Chief Executive Officer
Yum! Brands, Inc.
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
William C. Weldon	Chairman and Chief Executive Officer
Johnson & Johnson
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017

Page 17 of 17 pages